UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for February 22, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__
Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____
No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____
No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____
No __X__

ENCLOSURES:
APPOINTMENT OF NON-EXECUTIVE DIRECTOR AND MEMBER OF
THE AUDIT COMMITTEE AND APPOINTMENT OF AUDIT COMMITTEE
CHAIRMAN DESIGNATE

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol or the Company)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR AND MEMBER OF
THE AUDIT COMMITTEE AND APPOINTMENT OF AUDIT
COMMITTEE CHAIRMAN DESIGNATE

In compliance with section 3.59(a) of the Listings
Requirements, shareholders are advised that the board of
directors of the Company (the Board) has appointed Mr Stanley
Subramoney as non-executive director of the Company and a
member of the audit committee with effect from 1 March 2021.
Mr Subramoney satisfies the independence requirements for
directors under the applicable requirements in South Africa
and the United States.

Mr Subramoney is the Chief Executive Officer of Menston
Holdings, a black-owned diversified investment company
established in 2015. He is also a director and chairman of the
Nedbank Group audit committee and former chairman of the NEPAD
Business Foundation. Previously, he was the chairman of the
Business Skills Foundation and a director of Business Unity
South Africa and the chairman of its audit committee.
Mr Subramoney qualified as a chartered accountant in 1987 and served in the audit profession for 27 years. He joined
PricewaterhouseCoopers in 1989, served as audit and later
corporate finance partner, and was appointed Deputy Chief
Executive Officer in 2001 .He took early retirement in 2015.

Chairman of the Board, Mr Sipho Nkosi, said: "We are pleased to welcome Stanley to the Sasol Board. His audit background,
experience in industry and government bodies, and enthusiasm for business development in South Africa will stand Sasol and the audit committee in good stead.”

He added: “We are in the process of determining the appropriate size for our Board given recent changes in our business and our focus on Future Sasol, while considering continuity, directors who will be retiring during the coming year and the appropriate mix of skills and experience for Sasol. This assessment will be concluded during May 2021.”

The Board has also appointed Ms G M B (Trix) Kennealy as
Chairman Designate of Sasol’s audit committee to take over
from Mr Colin Beggs when he retires as director and member of the audit committee at the end of August 2021.

Ms Kennealy has been a director of Sasol and member of the
audit committee since March 2017. She is also the lead
independent director of the Standard Bank Group and the
chairman of the Standard Bank Group audit and remuneration
committees.

Ms Kennealy qualified as a chartered accountant in 1982 and
served as the Chief Financial Officer of the South African
Revenue Service from 2009 until her retirement in 2013. Her
previous senior financial and executive management positions were at Absa Bank, BHP Billiton South Africa and Samancor
Chrome. Ms Kennealy also chaired the Accounting Standards
Board from 2012 to 2018.
Mr Sipho Nkosi said: "We are delighted that a director with the experience, skill and stature of Trix will become chairman of our audit committee. As a highly respected and seasoned finance professional, she is a worthy successor to Colin.”

22 February 2021
Sandton
Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 February 2021
By: /s/ M du Toit
M du Toit Name:
Title: Group Company Secretary